U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding

Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year) December 15, 2001	4. Issuer Name and Ticker or Trading Symbol LabOne, Inc.
(Last) (First) (Middle) Ratterman, Joseph P.	3. IRS or Social Security Number of Reporting Person (Voluntary)

5. Relationship of Reporting Person to

Issuer (Check all applicable)

Director __ 10% Owner

X Officer __ Other

(give title below) (specify below)

Executive Vice President for Information Technology & Chief Information Officer

6. If Amendment, Date of Original (Month/Day/Year)
(Street) 5106 S.W. Pelican Pt.			7. Individual or Joint/Group Filing (Check applicable Line) X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip) Lees Summit, MO. 64082	Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security	2. Amount of Securities Beneficially Owned (Inst. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

* If the Form is filed by more than one Reporting Person, see instruction 5(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses) PAGE 1 OF 2 PAGES

PAGE 1 OF 2 PAGES

FORM 3 (cont'd.) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Inst. 4)	2. Date exer- cisable and Expiration Date (Month/ Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (d) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- Tion Date	Title	Amount or Number of Shares
Employee Longterm Incentive Stock Plan (12/15/2001)	12/15/2006	12/15/2011	Common Stock	10,000	$14.225	D

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Joseph P. Ratterman by Randy Shelton as attorney-in-fact December 20, 2001

Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure. PAGE 2 OF 2 PAGES